Exhibit 99.1

ENTREE GOLD INC. NOTICE OF ANNUAL AND SPECIAL MEETING June 7, 2010

Notice is hereby given that the Annual and Special Meeting (the “Meeting”) of the shareholders of Entrée Gold Inc. (the “Company”) will be held on Monday, June 7, 2010 at the Shangri-La Hotel, 1128 West Georgia Street, Vancouver, BC Canada, at the hour of 10:00am (local time in Vancouver, BC) for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2009 and the auditor’s report thereon;

2.	To determine the number of directors at six;

3.	To elect directors for the ensuing year;

4.	To re-appoint Davidson & Company LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration;

5.	To approve an amendment to the Company’s Stock Option Plan; and

6.	To approve the transaction of such other business as may properly come before the Meeting and any adjournment thereof.

Accompanying this Notice is an Information Circular and a form of Proxy. The enclosed Proxy is solicited by management of the Company.

Registered shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy. If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution), you should carefully follow the instructions provided by your nominee to ensure your vote is counted.

Shareholders that have any questions regarding the Meeting or require assistance voting should contact the Company’s proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-304-0211 or by e-mail at assistance@laurelhillag.com.

DATED at Vancouver, British Columbia, this 3rd day of May, 2010.

BY ORDER OF THE BOARD

“Gregory G. Crowe”
Gregory G. Crowe
President and Chief Executive Officer

INFORMATION CIRCULAR

for the

ANNUAL AND SPECIAL MEETING

of

ENTRÉE GOLD INC.

to be held on

MONDAY, JUNE 7, 2010

INFORMATION CIRCULAR

ENTRÉE GOLD INC.
Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
Website: http://www.entreegold.com

(all information as at May 3rd, 2010 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Entree Gold Inc. (the “Company”) for use at the Annual and Special General Meeting of the Company’s shareholders (the “Meeting”) to be held on Monday, June 7, 2010 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company has retained the services of Laurel Hill Advisory Group (“Laurel Hill”) in connection with the solicitation of proxies. For this service, Laurel Hill will be paid a fee of C$35,000 plus certain out-of-pocket expenses.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company.

A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. Proxies received after such time may be accepted or rejected by the chair of the Meeting in the chair’s sole discretion.

You may also submit your Proxy by phone, by internet or by facsimile. Please follow the instructions provided on your Proxy or voting instruction form to vote using one of these methods. For assistance, please contact Laurel Hill Advisory Group at 1-877-304-0211 or e-mail assistance@laurelhillag.com.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, RDSPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre- printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2900-550 Burrard Street, Vancouver, BC, V6C 0A3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 97,933,993 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

Any shareholder of record at the close of business on May 3, 2010 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Ivanhoe Mines Ltd.	13,799,333	14.1%
Kennecott Canada Exploration Inc.	14,914,125	15.2%

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at six for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the “Business Corporations Act”).

The following are the nominees for election as directors, including the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by each nominee

For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof. Unless otherwise stated, any nominees named below not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years. The information as to country of residence, principal occupation and number of shares beneficially owned, or controlled or directed, directly or indirectly by the nominees is not within the knowledge of the management of the Company and has been furnished by the respective nominees. All information is as at May 3, 2010.

James Harris
West Vancouver, BC
Age: 58
Lawyer
Director since: 2003

Director Status:
Independent
(Non-Executive Chairman)

Areas of Expertise:
Board
Securities Law
Corporate Restructuring
Corporate Governance
Mergers/Acquisitions

Board/Committee Memberships:
Board of Directors
Corporate Governance and
Nomination Committee (Chair)
Compensation Committee

Board of Directors Meeting Attendence:
Attended 7 out of 7 meetings

Mr. Harris has been a director of the Company since January 29, 2003 and was appointed non-executive Chairman on March 15, 2006. He is a corporate, securities and business lawyer with over 30 years experience in British Columbia and internationally. Clients have included public companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, the OTC Bulletin Board and NASDAQ.

Involved in a number of professional and community activities, Mr. Harris has been an instructor at the Professional Legal Training Course for articling students sponsored by the Law Society of British Columbia on the subject of corporate and securities law. Mr. Harris was also a Founding Member of the Legal Advisory Committee of the Vancouver Stock Exchange. Mr. Harris has completed the Directors’ Education Program of the Institute of Corporate Directors and is an Institute-certified Director. Mr. Harris has also completed a graduate course in business at the London School of Economics.

	Principal Occupation, Business or Employment
	Corporate, securities and business lawyer.
	Other Public Company Board Memberships:
	Company:		Since:
	N/A		N/A
	Common Shares Beneficially Owned, Controlled or Directed:		330,000
	Options Held at the End of the Most Recently Completed Financial Year:
	Date Granted	Expiry Date	Number of Options	Exercise Price
	June 9, 2005	June 9, 2010	250,000	C$1.75
	July 10, 2006	July 10, 2011	100,000	C$1.32
	May 31, 2007	May 31, 2012	50,000	C$2.30
	April 3, 2008	April 3, 2013	125,000	C$2.00
	September 17, 2008	September 17, 2013	135,000	C$1.55
	February 12, 2009	February 12, 2014	200,000	C$1.32
	December 22, 2009	December 22, 2014	150,000	C$2.60

Rt. Hon. Michael Howard
London, UK
Age: 68
Director since: 2007

Director Status:
Independent
(Non-Executive Deputy Chairman)

Areas of Expertise:
Chairman/Board
Government Liaison
Corporate Strategy

Board/Committee Memberships:
Board of Directors
Corporate Governance and
Nomination Committee
Compensation Committee (Chair)
Audit Committee

Board of Directors Meeting Attendence:
Attended 7 out of 7 meetings

Rt. Hon. Michael Howard has been a director of the Company since May 16, 2007 and was appointed non-executive Deputy Chairman on the same day.

Rt. Hon. Michael Howard, the former leader of the Conservative Party in Britain and a distinguished lawyer, has filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment. Since leaving office he was Shadow Foreign Secretary and then Shadow Chancellor.

Principal Occupation, Business or Employment
Member of Parliament in Britain (1983 to May 6, 2010.)
Corporate Director (2005 to Present)
Other Public Company Board Memberships:
Company:		Since:
Northern Racing Ltd. (Chairman)		2005
Luup Ltd. (Chairman)		2009
Helphire plc.		2009
Common Shares Beneficially Owned, Controlled or Directed:		103,000
Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
May 16, 2007	May 16, 2012	500,000	C$2.06
April 3, 2008	April 3, 2013	125,000	C$2.00
September 17, 2008	September 17, 2013	135,000	C$1.55
February 12, 2009	February 12, 2014	100,000	C$1.32
December 22, 2009	December 22, 2014	150,000	C$2.60

Mark Bailey
Bellingham, Washington
Age: 61
Director since: 2002

Director Status:
Independent

Areas of Expertise:
CEO/Board
Mining Industry
Managing/Leading Growth
Finance
Mine Development

Board/Committee Memberships:
Board of Directors
Technical Committee (Chair)
Audit Committee
Compensation Committee

Board of Directors Meeting Attendence:
Attended 6 out of 7 meetings

Mr. Bailey has been a director of the Company since June 28, 2002. Mr. Bailey is an exploration geologist with more than 34 years of industry experience. Since 1995, he has been the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company whose shares are listed for trading on the Toronto Stock Exchange and the NYSE Amex. Minefinders has discovered more than 4 million ounces of gold and 165 million ounces of silver over the past six years and recently put the Dolores Mine in Mexico into production.

Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals. Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC. Mr. Bailey is a highly respected industry veteran, renowned for his technical competence and strong ability to maximize exploration programs and budgets. Mr. Bailey has professional affiliations with the Society of Economic Geologists, Geological Society of America, Northwest Mining Association, B.C. Chamber of Mines and the Prospectors and Developers Association of Canada.

	Principal Occupation, Business or Employment
	President and Director, Minefinders Corporation Ltd. (1995 - present).
	Other Public Company Board Memberships:
	Company:		Since:
	Minefinders Corporation Ltd.		1995
	Northern Lion Gold Corp.		2003
	Dynasty Metals & Mining Inc.		2003
	Common Shares Beneficially Owned, Controlled or Directed:		342,922
	Options Held at the End of the Most Recently Completed Financial Year:
	Date Granted	Expiry Date	Number of Options	Exercise Price
	June 9, 2005	June 9, 2010	250,000	C$1.75
	July 10, 2006	July 10, 2011	100,000	C$1.32
	May 31, 2007	May 31, 2012	40,000	C$2.30
	April 3, 2008	April 3, 2013	125,000	C$2.00
	September 17, 2008	September 17, 2013	115,000	C$1.55
	February 12, 2009	February 12, 2014	200,000	C$1.32
	December 22, 2009	December 22, 2014	150,000	C$2.60

Lindsay Bottomer
North Vancouver, BC
Age: 61
Vice-President, Business
Development
Director since: 2002

Director Status:
Not Independent
(Management)

Areas of Expertise:
Board
Mining Industry
Managing/Leading Growth

Board/Committee Memberships:
Board of Directors
Technical Committee

Board of Directors Meeting Attendence:
Attended 7 out of 7 meetings

Mr. Bottomer is a professional geologist with more than 37 years experience in global mineral exploration and development with major and junior mining companies, the last 21 years based in Vancouver, BC. Currently, he is Vice-President, Corporate Development with Entrée Gold Inc. He was formerly President and Chief Executive Officer of Silver Quest Resources Ltd., a public company focused on gold and silver exploration in Canada. Mr. Bottomer has also served as Vice-President Exploration with IMA Exploration Inc., Director of Canadian Exploration with Echo Bay Mines Ltd., and Vice-President of New Projects with Prime Equities International.

Mr. Bottomer obtained a Bachelor of Science (Honours) degree in geology from the University of Queensland and a Master of Applied Science degree from McGill University. Mr. Bottomer is a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Australasian Institute of Mining and Metallurgy. He is also Past President of the British Columbia and Yukon Chamber of Mines (now known as AME BC) and served for six years from 2002 to 2008 as an elected councillor on the Association of Professional Engineers and Geoscientists of British Columbia.

Principal Occupation, Business or Employment
Director (June 2002 – present); Vice-President, Business Development (October 2005 – present).
Other Public Company Board Memberships:
Company:		Since:
Alita Resources Ltd.		2009
Astorius Resources Ltd.		2007
BCM Resources Corp.		2005
Richfield Ventures Corp.		2007
Rochester Resources Ltd.		2007
Yale Resources Ltd.		2005
Common Shares Beneficially Owned, Controlled or Directed:		430,957
Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
June 9, 2005	June 9, 2010	250,000	C$1.75
July 10, 2006	July 10, 2011	100,000	C$1.32
May 31, 2007	May 31, 2012	50,000	C$2.30
April 3, 2008	April 3, 2013	125,000	C$2.00
September 17, 2008	September 17, 2013	115,000	C$1.55
February 12, 2009	February 12, 2014	200,000	C$1.32
December 22, 2009	December 22, 2014	150,000	C$2.60

Gregory Crowe
Vancouver, BC
Age: 56
President & CEO
Director since: 2002

Director Status:
Not Independent
(Management)

Areas of Expertise:
CEO/Board
Mining Industry
Managing/Leading Growth

Board/Committee Memberships:
Board of Directors
Technical Committee

Board of Directors Meeting Attendence:
Attended 7 out of 7 meetings

Mr. Crowe is a professional geologist with more than 25 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia. Prior to joining the Company, Mr. Crowe was a senior executive with Acrex Ventures Ltd., a junior resource company active in Ontario, and co founder and President of Azimuth Geological Inc., a private consulting company specializing in exploration and management services for junior and major mining companies such as Rio Algom Ltd., the Prime Group and Westmin Resources Limited. Mr. Crowe also worked for Yuma Copper Corp. from 1994 to 1997, where he was instrumental in transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two mines in Chile.

Mr. Crowe obtained a Bachelor of Geology degree from Carlton University and a Master of Geology degree from the University of Calgary. He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Prospectors and Developers Association of Canada.

	Principal Occupation, Business or Employment
	President and director of the Company (July 2002 – present); CEO of the Company (July 2003 – present).
	Other Public Company Board Memberships:
	Company:		Since:
	Acrex Ventures Ltd.		2003
	Common Shares Beneficially Owned, Controlled or Directed:		1,312,106
	Options Held at the End of the Most Recently Completed Financial Year:
	Date Granted	Expiry Date	Number of Options	Exercise Price
	June 9, 2005	June 9, 2010	250,000	C$1.75
	July 10, 2006	July 10, 2011	100,000	C$1.32
	May 31, 2007	May 31, 2012	100,000	C$2.30
	April 3, 2008	April 3, 2013	150,000	C$2.00
	September 17, 2008	September 17, 2013	135,000	C$1.55
	February 12, 2009	February 12, 2014	200,000	C$1.32
	December 22, 2009	December 22, 2014	175,000	C$2.60

Mr. Gregory G. Crowe was a director of Yuma Copper Corp. (“Yuma”), a company that was listed on the Vancouver Stock Exchange. On January 2, 1998, while Mr. Gregory G. Crowe was a director of Yuma, the British Columbia Securities Commission issued a cease trade order against Yuma for failure to file financial statements. Yuma was dissolved by the British Columbia Registrar of Companies on April 27, 2001.

Peter Meredith
Vancouver, BC
Age:66
Director since: 2004

Director Status:
Independent

Areas of Expertise:
CFO/Board
Finance
Mining Industry
Managing/Leading Growth
Corporate Relations
Public Capital Markets

Board/Committee Memberships:
Board of Directors
Corporate Governance and
Nomination Committee
Audit Committee (Chair)
Compensation Committee

Board of Directors Meeting Attendence
Attended 6 out of 7 meetings

Mr. Meredith has been a director of the Company since November 24, 2004. He was nominated by Ivanhoe Mines as its representative on the Company’s Board, as per the terms of an Equity Participation and Earn-in Agreement effective November 9, 2004, between the Company and Ivanhoe Mines.

Mr. Meredith is Ivanhoe Mines deputy chairman, overseeing Ivanhoe Mines’ business development and corporate relations. Mr. Meredith joined the Ivanhoe Group in 1996 and was chief financial officer of Ivanhoe Mines prior to his appointment as deputy chairman. Mr. Meredith is a seasoned executive with a strong background in corporate management and in key facets of the mining industry, including exploration, mine construction, financing and operations.

Prior to joining Ivanhoe, Mr. Meredith, a Chartered Accountant and a Certified Management Accountant, was a partner and director of Deloitte & Touche, one of the largest accounting and management consulting firms in the world. Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance. He is also a member of the Canadian Institute of Chartered Accountants.

Principal Occupation, Business or Employment
Deputy Chairman, Ivanhoe Mines Ltd. (May 2006 – present); Chairman, SouthGobi Energy Resources Ltd. (October 2009 – present).
Other Public Company Board Memberships:
Company:		Since:
Ivanhoe Mines Ltd.		1999
Ivanhoe Energy Inc.		2007
Ivanhoe Australia Ltd.		2007
SouthGobi Energy Resources Ltd.		2003
Great Canadian Gaming Corp.		2000
Common Shares Beneficially Owned, Controlled or Directed:		Nil
Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
June 9, 2005	June 9, 2010	225,000	C$1.75
July 10, 2006	July 10, 2011	100,000	C$1.32
May 31, 2007	May 31, 2012	40,000	C$2.30
April 3, 2008	April 3, 2013	125,000	C$2.00
September 17, 2008	September 17, 2013	115,000	C$1.55
February 12, 2009	February 12, 2014	100,000	C$1.32
December 22, 2009	December 22, 2014	150,000	C$2.60

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, “executive officer” of the Company means an individual who at any time during the year was the Chair, or a Vice-Chair or President of the Company; any Vice President in charge of a principal business unit, division or function including sales, finance or production; and any individual who performed a policy-making function in respect of the Company.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

1.	a chief executive officer (“CEO”);

2.	a chief financial officer (“CFO”);

3.

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

4.

any individual who would be a NEO under paragraph (3) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2009, the end of the most recently completed financial year of the Company, the Company had five NEOs.

Compensation Discussion and Analysis

The Compensation Committee of the board of directors (the “Board”) meets in the fall of each year to discuss and determine the recommendations that it will make to the Board regarding management compensation. The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other comparable mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

The Compensation Committee is composed of Michael Howard (chair), Peter Meredith and Mark Bailey, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52-110 –Audit Committees (“NI 52-110”) and under Section 803A of the NYSE Amex Company Guide.

The Compensation Committee generally considers three elements of compensation – a base salary for the current financial year, a discretionary cash bonus to reward superior performance during the most recently completed financial year and a grant of long-term incentive stock options.

Base salary is used to provide the NEOs a set amount of money during the year with the expectation that each NEO will perform his or her responsibilities to the best of his or her ability and in the best interests of the Company. Generally, the Compensation Committee determines what each NEO’s recommended base salary for the upcoming year will be based on the overall performance of the Company, the performance of the NEO and a review of base salaries paid to executive officers of comparable companies.

The granting of incentive stock options provides a link between management compensation and the Company’s share price. It also rewards management for achieving results that improve Company performance and thereby increase shareholder value. Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in securities of the Company that the Compensation Committee intends to award as compensation; current and expected future performance of the NEO; the potential dilution to shareholders and the cost to the Company; and the limits imposed by the terms of the Company’s stock option plan (the “Plan”) and the Toronto Stock Exchange (the “Exchange”). The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each NEO’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Plan, which are described under “Particulars of Matters to be Acted Upon – Amendment of Stock Option Plan” below.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the NEOs and if so, in what amount. A cash bonus may be awarded to reward extraordinary performance that has led to increased value for shareholders through property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts. Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

With respect to the CEO, the Compensation Committee evaluates the CEO’s performance and sets the CEO’s compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Compensation Committee also considers, among such other factors as it may deem relevant, the Company’s performance, shareholder returns, the value of similar incentive awards to chief executive officers at comparable companies and the awards given to the CEO in past years. CEO compensation was compared to other companies of similar size and value (see below for list of comparator companies). Corporate goals set by management and approved by the Board related to increasing shareholder value and maintaining market capitalization were part of compensation consideration, but specific targets were not defined. A discussion was held by the Compensation Committee related to its perception of CEO performance for the year relative to the corporate goals and compensation was determined based on this discussion.

In the course of deciding the appropriate levels of compensation for the NEOs for the financial year ended December 31, 2009, the Compensation Committee reviewed the compensation paid to executive officers of 15 other companies based on disclosure provided within each comparator company’s most recent management information circular. Compensation comparisons for 2009, therefore, were based primarily on compensation paid during fiscal year 2008. The comparator companies were: Andina Minerals Inc.; Antares Minerals Inc.; Capstone Mining Corp; Chariot Resources; Cline Mining Corporation; Copper Mesa Mining Corp.; Erdene Resource Development Corp.; Exeter Resource Corporation; Fortress Minerals Corp.; Fronteer Development Group Inc.; Khan Resources Inc.; MAG Silver Corp.; Nevsun Resources Ltd.; Norsemont Mining Inc.; and Platinum Group Metals Ltd. Companies included for comparison were selected on the basis of their location of operations, relative size compared to the Company, and/or commodities focus.

In December 2009, the Compensation Committee reviewed a compensation proposal prepared by management, and evaluated the performance of the President & CEO and other NEOs, taking into account data gathered with regard to the comparator companies and the general business environment at the time. Based on this evaluation and discussion, the Compensation Committee approved salary increases for the NEOs, effective January 1, 2010. All salaries are negotiated and settled in Canadian dollars, Greg Crowe, President & CEO, received an increase from C$256,250 (US$209,252) to C$275,000 (US$262,755) and a bonus of C$60,000( US$57,329). The Compensation Committee approved a salary increase for Hamish Malkin, CFO, from C$157,500 (US$128,613) (based on 90% of full-time) to C$162,000 (US$154,787) (based on 90% of full-time) and a bonus of C$30,000 (US$28,664). The Compensation Committee approved a salary increase for Lindsay Bottomer, Vice President, Corporate Development, from C$196,875 (US$178,670) (based on 90% of full-time) to C$202,500 (US$193,484) (based on 90% of full-time), a bonus of C$40,000 (US$38,219) and changed Mr. Bottomer’s title to Vice, President, Business Development. The Compensation Committee approved a salary increase for Robert Cann, Vice President, Exploration, from C$218,750 (US$178,630) to C$225,000 (US$214,982) and a bonus of C$40,000 (US$38,219). The Compensation Committee approved a salary increase for Mona Forster, Vice President & Corporate Secretary, from C$165,000 (US$134,738) to C$187,500 (US$179,151), a bonus of C$40,000 (US$38,219) and changed Ms. Forster’s title to Vice President, Corporate Affairs.

Performance Graph

The following chart compares the yearly percentage change in cumulative total shareholder return for $100 invested in common shares of the Company beginning on December 31, 2004 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed financial years of the Company.

Entree Gold Inc. (“ETG”)
Comparison of Five Year Total Common Shareholders’ Return
(as at December 31st of each year)

	Dec 2004	Dec 2005	Dec 2006	Dec 2007	Dec 2008	Dec 2009
ETG	$100.00	$100.34	$104.40	$145.58	$61.48	$147.90
S&P/TSX COMPOSITE INDEX	$100.00	$121.91	$139.60	$149.60	$97.20	$127.03

The trend in overall compensation for the Company’s executive officers over the five years has not tracked the performance of the market price of the Company’s common shares, or the S&P/TSX Composite index. The Compensation Committee considers this to be appropriate, since the fluctuation of the Company’s share price is primarily related to the global recession and credit crisis, rather than the performance of management.

Summary Compensation Table

The following table is a summary of compensation paid or granted to the NEOs for the last two financial years ending December 31, 2009 and 2008.

Name and Principal Position	Year	Salary (US$) (6)	Share-based awards (US$)	Option-based awards(1) (US$) (6)	Non-equity incentive plan compensation ($)		Pension value (US$)	All other compensation (US$) (5) (6)	Total compensation (US$)
					Annual incentive plans (2) (6)	Long-term incentive plans (2)
Gregory Crowe(3) , President and CEO	2009	$195,847	Nil	$412,428	$57,328	Nil	Nil	$38,790	$704,393
	2008	$191,389	Nil	$338,176	$61,244	Nil	Nil	Nil	$590,809
Hamish Malkin, CFO(4)	2009	$150,499	Nil	$281,981	$28,664	Nil	Nil	Nil	$461,144
	2008	$63,083	Nil	$194,364	$16,332	Nil	Nil	$32,664	$306,443
Lindsay Bottomer (3) , Vice President, Business Development	2009	$188,106	Nil	$373,686	$38,219	Nil	Nil	Nil	$600,011
	2008	$141,627	Nil	$284,310	$40,830	Nil	Nil	Nil	$466,767
Robert Cann, Vice President, Exploration	2009	$173,915	Nil	$299,635	$38,219	Nil	Nil	$35,105	$546,874
	2008	$157,366	Nil	$215,464	$40,830	Nil	Nil	Nil	$413,660
Mona Forster, Vice President, Corporate Affairs and Corporate Secretary	2009	$157,653	Nil	$299,635	$38,219	Nil	Nil	$23,887	$519,394
	2008	$116,024	Nil	$215,464	$36,747	Nil	Nil	$6,124	$374,359

(1)

The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The practice of the Company is to grant all option based awards in Canadian currency, then convert the grant date fair value amount to U.S currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(2)

The Company does not have an annual incentive program, however, bonuses are granted as determined by the Compensation Committee on an individual basis. The Company does not presently have a pension incentive plan for any of its executive officers, including its NEOs.

(3)

Mr. Crowe and Mr. Bottomer are also directors of the Company. Neither Mr. Crowe nor Mr. Bottomer receive compensation from the Company for acting as a director, and no portion of the total compensation disclosed above was received by Mr. Crowe or Mr. Bottomer as compensation for acting as a director.

(4)	Mr. Malkin signed an employment agreement with the Company, effective July 1, 2008. Compensation paid prior to that date is provided as “other compensation”

(5)	All Other Compensation includes amounts paid out for vacation time earned, but not taken.

(6)

All compensation is negotiated and settled in Canadian dollars.The exchange rate used to convert 2009 compensation to US$ is 1.0466.The exchange rate used to convert 2008 compensation to US$ was 1.2246.

The following table provides the exchange rates used to convert the value of the option based awards from Canadian dollars to United States dollars as reported above.

Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to USD$
Gregory G. Crowe	12-Feb-09	12-Feb-14	$1.32	200,000	Cdn $1.25/US$1
	22-Dec-09	22-Dec-14	$2.60	175,000	Cdn $1.06/US$1
	03-Apr-08	03-Apr-13	$2.00	150,000	Cdn $1.009/US$1
	17-Sep-08	17-Sep-13	$1.55	135,000	Cdn $1.043/US$1
Hamish Malkin	12-Feb-09	12-Feb-14	$1.32	125.000	Cdn $1.25/US$1
	22-Dec-09	22-Dec-14	$2.60	125,000	Cdn $1.06/US$1
	03-Apr-08	03-Apr-13	$2.00	50,000	Cdn $1.009/US$1
Hamish Malkin (cont.)	17-Jul-08	17-Jul-13	$2.02	50,000	Cdn $1.043/US$1
	17-Sep-08	17-Sep-13	$1.55	60,000	Cdn $1.043/US$1
Lindsay Bottomer	12-Feb-09	12-Feb-14	$1.32	200,000	Cdn $1.25/US$1
	22-Dec-09	22-Dec-14	$2.60	150,000	Cdn $1.06/US$1
	03-Apr-08	03-Apr-13	$2.00	125,000	Cdn $1.009/US$1
	17-Sep-08	17-Sep-13	$1.55	115,000	Cdn $1.043/US$1
Robert Cann	12-Feb-09	12-Feb-14	$1.32	150,000	Cdn $1.25/US$1
	22-Dec-09	22-Dec-14	$2.60	125,000	Cdn $1.06/US$1
	03-Apr-08	03-Apr-13	$2.00	100,000	Cdn $1.009/US$1
	17-Sep-08	17-Sep-13	$1.55	80,000	Cdn $1.043/US$1
Mona Forster	12-Feb-09	12-Feb-14	$1.32	150,000	Cdn $1.25/US$1
	22-Dec-09	22-Dec-14	$2.60	125,000	Cdn $1.06/US$1
	03-Apr-08	03-Apr-13	$2.00	100,000	Cdn $1.009/US$1
	17-Sep-08	17-Sep-13	$1.55	80,000	Cdn $1.043/US$1

The Company employs Mr. Gregory Crowe as President and CEO under an employment agreement dated November 1, 2003, as amended. The agreement is for an initial term of two years, and is subject to automatic renewal for additional two year periods, unless notice is provided by the Company six months in advance of the end of the term. Mr. Crowe is required to provide the Company with one month’s prior written notice in the event he wishes to resign. The Company may terminate Mr. Crowe’s employment at any time without cause by providing him with a lump sum payment equal to 18 months’ salary and statutory entitlements and by causing any stock options awarded to Mr. Crowe, which have not yet vested, to vest immediately. Mr. Crowe will be entitled to the same lump sum amount and immediate vesting of stock options in the event he elects to terminate his employment within 90 days following a change of control or as a result of conditions that amount to constructive dismissal. See “Termination and Change of Control Benefits” below. Based on a review of compensation by peer companies, Mr. Crowe’s salary was adjusted to US$262,755 (C$275,000) effective January 1, 2010.

The Company employs Mr. Robert Cann as Vice President, Exploration under an employment agreement dated November 1, 2007. Mr. Cann is required to provide the Company with one month’s prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with a lump sum amount equal to 12 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 12-month period (collectively, the “Severance Amount”). Mr. Cann is also entitled to the Severance Amount in the event he resigns for good reason within the one year period following a change of control. See “Termination and Change of Control Benefits” below. Mr. Cann’s salary was adjusted to US$214,982 (C$225,000) effective January 1, 2010.

The Company employs Mr. Hamish Malkin as CFO under an employment agreement dated July 1, 2008. This agreement replaced the consulting agreement dated January 1, 2005. Mr. Malkin is required to provide the Company with one month’s prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with the Severance Amount. Mr. Malkin is also entitled to the Severance Amount in the event he resigns for good reason within the one year period following a change of control. See “Termination and Change of Control Benefits” below. Mr. Malkin’s salary was adjusted to US$154,787 (C$162,000) (based on 90% of full-time) effective January 1, 2010.

The Company employs Mr. Lindsay Bottomer as its Vice President, Business Development under an employment agreement dated November 1, 2007. Mr. Bottomer is required to provide the Company with one month’s prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with the Severance Amount. Mr. Bottomer is also entitled to the Severance Amount in the event he resigns for good reason within the one year period following a change of control. See “Termination and Change of Control Benefits” below. Mr. Bottomer’s salary was adjusted to US$193,484 (C$202,500) (based on 90% of full-time) effective January 1, 2010.

The Company employs Ms. Mona Forster as Vice President, Corporate Affairs and Corporate Secretary under an employment agreement dated November 1, 2007. Ms. Forster is required to provide the Company with one month’s prior notice in the event she wishes to resign. The Company may terminate her employment without cause by providing her with the Severance Amount. Ms. Forster is also entitled to the Severance Amount in the event she resigns for good reason within the one year period following a change of control. See “Termination and Change of Control Benefits” below. Ms. Forster‘s salary was adjusted to US$179,151 (C$187,500) effective January 1, 2010.

Incentive Plan Awards

The following table is a summary of all option-based awards and share-based awards to the NEOs that were outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Gregory G. Crowe	250,000	$1.75	June 9, 2010	200,000	Nil	Nil
	100,000	$1.32	July 10, 2011	123,000	Nil	Nil
	100,000	$2.30	May 31, 2012	25,000	Nil	Nil
	150,000	$2.00	April 3, 2013	82,500	Nil	Nil
	135,000	$1.55	September 17, 2013	135,000	Nil	Nil
	200,000	$1.32	February 12, 2014	246,000	Nil	Nil
	175,000	$2.60	December 22, 2014	0	Nil	Nil
Hamish Malkin	125,000	$1.75	June 9, 2010	100,000	Nil	Nil
	75,000	$1.32	July 10, 2011	92,250	Nil	Nil
	30,000	$2.30	May 31, 2012	7,500	Nil	Nil
	50,000	$2.00	April 3, 2013	27,500	Nil	Nil
	50,000	$2.02	July 17, 2013	26,500	Nil	Nil
	60,000	$1.55	September 17, 2013	60,000	Nil	Nil
	125,000	$1.32	February 12, 2014	153,750	Nil	Nil
	125,000	$2.60	December 22, 2014	0	Nil	Nil
Lindsay Bottomer	250,000	$1.75	June 9, 2010	200,000	Nil	Nil
	100,000	$1.32	July 10, 2011	123,000	Nil	Nil
	50,000	$2.30	May 31, 2012	12.500	Nil	Nil
	125,000	$2.00	April 3, 2013	68,750	Nil	Nil
	115,000	$1.55	September 17, 2013	115,000	Nil	Nil
	200,000	$1.32	February 12, 2014	246,000	Nil	Nil

	150,000	$2.60	December 22, 2014	0	Nil	Nil
Robert Cann	150,000	$1.75	June 9, 2010	120,000	Nil	Nil
	75,000	$1.32	July 10, 2011	92,250	Nil	Nil
	35,000	$2.30	May 31, 2012	8,750	Nil	Nil
	100,000	$2.00	April 3, 2013	55,000	Nil	Nil
	80,000	$1.55	September 17, 2013	80,000	Nil	Nil
	150,000	$1.32	February 12, 2014	184,500	Nil	Nil
	125,000	$2.60	December 22, 2014	0	Nil	Nil
Mona Forster	125,000	$1.75	June 9, 2010	100,000	Nil	Nil
	75,000	$1.32	July 10, 2011	92,250	Nil	Nil
	30,000	$2.30	May 31, 2012	7,500	Nil	Nil
	100,000	$2.00	April 3, 2013	55,000	Nil	Nil
	80,000	$1.55	September 17, 2013	80,000	Nil	Nil
	150,000	$1.32	February 12, 2014	184,500	Nil	Nil
	125,000	$2.60	December 22, 2014	0	Nil	Nil

The following table is a summary of all value vested or earned during the most recently completed financial year for the NEOs.

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gregory G. Crowe	0	Nil	$57,328
Hamish Malkin	0	Nil	$28,664
Lindsay Bottomer	0	Nil	$38,219
Robert Cann	0	Nil	$38,219
Mona Forster	0	Nil	$38,219

(1)

Value vested during the year is calculated by subtracting the exercise price of the option (being the market price of the Company’s common shares on the date of grant) from the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the Exchange on the last trading day prior to the vesting date). $0 vested because all of the stock options vested in full on the date of grant.

All stock options awarded to the NEOs vested in full on the date of grant.

The following table is a summary of the options exercised by the NEOs during the most recently completed financial year.

Name	Options Exercised	Date Exercised	Exercise Price
Greg Crowe	250,000	November 12, 2009	1.15
Hamish Malkin	50,000	November 12, 2009	1.15
Lindsay Bottomer	50,000	April 16, 2009	1.15
	60,000	September 21, 2009	1.15
	60,000	September 29, 2009	1.15
	80,000	November 12, 2009	1.15
Mona Forster	7,500	September 16, 2009	1.15
	22,500	September 17, 2009	1.15
	20,000	November 12, 2009	1.15
Robert Cann	20,000	September 4, 2009	1.15
	20,000	September 10, 2009	1.15
	20,000	September 28, 2009	1.15
	75,000	November 12, 2009	1.15

For a summary of the terms of the plan, please see “Particular of Matters to be Acted Upon – Amendment of Stock Option Plan” below.

Termination and Change of Control Benefits

Gregory Crowe

Under the terms of the employment agreement with Mr. Crowe, the Company may terminate Mr. Crowe’s employment immediately at any time prior to the expiry of the term without cause, by providing him with a lump sum payment equal to eighteen months’ salary and statutory entitlements (the “Severance Payment”). Mr. Crowe is also entitled to the Severance Payment should the agreement be terminated by Mr. Crowe for Good Reason (defined below) or by Mr. Crowe within 90 days of a Change of Control (defined below) (in each of the three cases, a “Severance Payment triggering event”).

Upon a Severance Payment triggering event, all unvested stock options held by Mr. Crowe will vest immediately.

“Change of Control” is defined as:

(i)

the acquisition by any “offeror” as defined in Part XX of the Securities Act (Ontario) of beneficial ownership of more than 20% of the outstanding voting securities of the Company, by means of a takeover bid or otherwise;

(ii)

any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company would be converted into cash, securities or other property, other than a merger of the Company in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(iii)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company;

(iv)	the approval by the shareholders of the Company of any plan of liquidation or dissolution of the Company; or

(v)	the Incumbent Directors cease to constitute a majority of the Board.

“Good Reason” means any circumstance in which Mr. Crowe is induced by actions of the Company to terminate his employment other than on a purely voluntary basis, and without limiting the generality of the foregoing shall include:

(i)	a reduction or diminution in the level of responsibility, title or office of Mr. Crowe;

(ii)	a reduction in the compensation level of Mr. Crowe, taken as a whole;

(iii)	forced relocation to another geographic location; or

(iv)	the failure of the Company or any successor corporation to maintain substantially similar employment terms with Mr. Crowe after a Change of Control as were in existence prior to the Change of Control.

“Incumbent Director” means any member of the Board (other than Mr. Crowe) who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

If a Change of Control had occurred on December 31, 2009, Mr. Crowe would not have had an immediate benefit. If a Severance Payment triggering event were also to have taken place, Mr. Crowe would have been entitled to an immediate payment of approximately US$451,352 (C$472,385).

Robert Cann, Hamish Malkin, Lindsay Bottomer, Mona Forster

Under the terms of each of the employment agreements with Robert Cann, Hamish Malkin, Lindsay Bottomer and Mona Forster, the Company may terminate the NEO’s employment at any time without cause by providing the NEO with a lump sum payment equal to one year’s salary and the aggregate amount of all other remuneration, bonuses and benefits (including the present cash value of any non-cash remuneration, bonuses or benefits) that the NEO would otherwise have received over the ensuing one year period (the “Severance Payment”). Each NEO is also entitled to the Severance Payment should he or she elect to resign with Good Reason (defined below) within one year of a Change of Control (defined below) (the delivery of notice of termination of employment without cause or resignation with Good Reason being, in each case, a “Severance Payment triggering event”).

“Change of Control” is defined as:

(i)	the sale, transfer or disposition of the Company’s assets in complete liquidation or dissolution of the Company;

(ii)

the Company amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates (the “Group”), other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)

any person or combination of persons at arm’s length to the Group acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board.

“Good Reason” is defined as the occurrence of any of the following without the NEO’s written consent:

(i)

a change (other than a change that is clearly consistent with a promotion) in the NEO’s position or duties, responsibilities, reporting relationship, title or office in effect immediately prior to the Change of Control;

(ii)

a reduction of the NEO’s salary, benefits or any other form of remuneration or any change in the basis upon which such salary, benefits or other form of remuneration payable by the Company is determined;

(iii)	forced relocation to another geographic area;

(iv)	any material breach by the Company of a material provision of the employment agreement; or

(v)

the failure by the Company to obtain, in a form satisfactory to the NEO, an effective assumption of its obligations hereunder by any successor to the Company, including a successor to a material portion of its business.

“Incumbent Director” means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

If a Change of Control had occurred on December 31, 2009, none of the foregoing NEOs would have had an immediate benefit. If a Severance Payment triggering event had taken place, Mr. Cann would have been entitled to a payment of approximately US$278,692 (C$291,679) within 10 days of the Severance Payment triggering event; Mr. Malkin would have been entitled to a payment of approximately US$182,334 (C$190,831) within 10 days of the Severance Payment triggering event; Mr. Bottomer would have been entitled to a payment of approximately US$238,673 (C$249,795) within 10 days of the Severance Payment triggering event; and Ms. Forster would have been entitled to a payment of approximately US$223,900 (C$234,334) within 10 days of the Severance Payment triggering event.

Director Compensation

Annual directors' fees are paid to non-executive directors to compensate them for the time and commitment required to act as directors of the Company, serve on standing committees of the Board, serve on special committees of the Board (if so requested by the Board) and act as Chairman of the Board, Deputy Chairman of the Board or Chairman of the Audit Committee. The Compensation Committee periodically reviews fees paid to non-executive directors to ensure that directors are being adequately compensated relative to the amount of time they are devoting to Company business, their expertise and the fees paid to directors of comparable companies (see "Compensation Discussion and Analysis" above for a list of comparator companies). In financial 2009 and as at the date of this Information Circular, each of James Harris, Peter Meredith and Mark Bailey are paid a cash retainer of C$17,250 per year as compensation for acting as a director of the Company, including the role of each director as a member of various committees of the Board. Peter Meredith is paid an additional cash retainer of C$5,750 per year as compensation for acting as the Chairman of the Audit Committee. James Harris is paid an additional cash retainer of C$32,750 per year as compensation for acting as the Chairman of the Board. Michael Howard is paid a total of £50,000, which includes the retainer for acting as a director and additional compensation for acting as the Deputy Chairman of the Board.

The granting of incentive stock options provides a link between non-executive director compensation and the Company’s share price. It also rewards non-executive directors for achieving results that improve Company performance and thereby increase shareholder value. Stock options are generally awarded to non-executive directors when they join the Board and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in securities of the Company that the Compensation Committee intends to award as compensation; current and expected future performance of the director; the potential dilution to shareholders and the cost to the Company; and the limits imposed by the terms of the Plan and the Exchange. The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each director's efforts to increase value for shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Plan, which are described under “Particulars of Matters to be Acted Upon - Amendment of Stock Option Plan” below. In recognition of the role that the non-executive directors played in assisting management to increase shareholder value and maintain market capitalization, in financial 2009 the Compensation Committee awarded to each of James Harris and Mark Bailey options to purchase 200,000 common shares at an exercise price of $1.32 and 150,000 common shares at an exercise price of $2.60 for five years. The Compensation Committee awarded to each of Peter Meredith and Michael Howard options to purchase 100,000 common shares at an exercise price of $1.32 and 150,000 common shares at an exercise price of $2.60 for five years.

The following table is a summary of all compensation provided to the directors of the Company for the most recently completed financial year.

Name(1)	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$) (2)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Mark Bailey(3)	16,482	Nil	373,686	Nil	Nil	Nil	390,168
James Harris(3)	47,774	Nil	373,686	Nil	Nil	Nil	421,459
Michael Howard(3)	86,880	Nil	303,069	Nil	Nil	Nil	389,949
Peter Meredith(3)	21,976	Nil	303,069	Nil	Nil	Nil	325,045

(1)

In addition to being directors of the Company, Gregory Crowe and Lindsay Bottomer are also NEOs. For disclosure regarding Mr. Crowe’s and Mr. Bottomer’s compensation, please refer to the Summary Compensation Table above.

(2)

The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The practice of the Company is to grant all option based awards in Canadian currency, then convert the grant date fair value amount to U.S currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(3)	Aggregate remuneration is based generally on the position occupied and the number of committees on which the director serves and in what capacity.

The following table is a summary of all option-based awards to the directors of the Company that were outstanding at the end of the most recently completed financial year. There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Mark Bailey	250,000	$1.75	June 9, 2010	200,000	Nil	Nil
	100,000	$1.32	July 10, 2011	123,000	Nil	Nil
	40,000	$2.30	May 31, 2012	10,000	Nil	Nil
	125,000	$2.00	April 3, 2013	68,750	Nil	Nil
	115,000	$1.55	September 17, 2013	115,000	Nil	Nil
	200,000	$1.32	February 12, 2014	246,000	Nil	Nil
	150,000	$2.60	December 22, 2014	0	Nil	Nil
James Harris	250,000	$1.75	June 9, 2010	200,000	Nil	Nil
	100,000	$1.32	July 10, 2011	123,000	Nil	Nil
	50,000	$2.30	May 31, 2012	12,500	Nil	Nil
	125,000	$2.00	April 3, 2013	68,750	Nil	Nil
	135,000	$1.55	September 17, 2013	135,000	Nil	Nil
	200,000	$1.32	February 12, 2014	246,000	Nil	Nil
	150,000	$2.60	December 22, 2014	0	Nil	Nil
Michael Howard	500,000	$2.06	May 16, 2012	246,000	Nil	Nil
	125,000	$2.00	April 3, 2013	68,750	Nil	Nil
	135,000	$1.55	September 17, 2013	135,000	Nil	Nil
	100,000	$1.32	February 12, 2014	123,000	Nil	Nil
	150,000	$2.60	December 22, 2014	0	Nil	Nil
Peter Meredith	225,000	$1.75	June 9, 2010	180,000	Nil	Nil
	100,000	$1.32	July 10, 2011	123,000	Nil	Nil
	40,000	$2.30	May 31, 2012	10,000	Nil	Nil
	125,000	$2.00	April 3, 2013	68,750	Nil	Nil
	115,000	$1.55	September 17, 2013	115,000	Nil	Nil
	100,000	$1.32	February 12, 2014	123,000	Nil	Nil
	150,000	$2.60	December 22, 2014	0	Nil	Nil

(1)

In addition to being directors of the Company, Gregory Crowe and Lindsay Bottomer are also NEOs. For disclosure regarding Mr. Crowe’s and Mr. Bottomer’s option-based awards, please refer to the incentive plan awards section above.

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company.

Name(1)	Option-based awards – Value vested during the year (US$) (2)	Share-based awards – Value vested during the year ($))	Non-equity incentive plan compensation – Value earned during the year ($)
Mark Bailey	0	Nil	Nil
James Harris	0	Nil	Nil
Michael Howard	0	Nil	Nil
Peter Meredith	0	Nil	Nil

(1)

In addition to being directors of the Company, Gregory Crowe and Lindsay Bottomer are also NEOs. For disclosure regarding Mr. Crowe’s and Mr. Bottomer’s compensation, please refer to the summary compensation table above.

(2)

Value vested during the year is calculated by subtracting the exercise price of the option (being the market price of the Company’s common shares on the date of grant) from the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the Exchange on the last trading day prior to the vesting date). $0 vested because all of the stock options vested in full on the date of grant.

The following table is a summary of the options exercised by directors during the most recently completed financial year.

Name	Options Exercised	Date Exercised	Exercise Price (C$)
James Harris	250,000	November 12, 2009	1.15
Mark Bailey	250,000	November 12, 2009	1.15

For a summary of the terms of the Plan, see “Particulars of Matters to be Acted Upon – Amendment of Stock Option Plan” below.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	10,907,800	$1.86	1,292,200
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	10,907,800	$1.86	1,292,200

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company’s most recently completed financial year, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

Board of Directors

Section 1.4 of NI 52-110 and NYSE Amex Company Guide Section 803A set out the standard for director independence. Under Section 1.4 of NI 52-110 and NYSE Amex Company Guide Section 803A, a director is independent if he has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Section 1.4 of NI 52-110 and NYSE Amex Company Guide Section 803A also set out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in section 1.4 of NI 52-110 and NYSE Amex Company Guide Section 803A, a majority (four of the six members) of the Board are independent. The members who are independent are Mark H. Bailey, James L. Harris, Michael Howard and Peter G. Meredith. Gregory G. Crowe and Lindsay R. Bottomer are not independent by virtue of the fact that they are executive officers of the Company.

On occasions where it is considered advisable, the Company’s independent directors hold meetings at which non-independent directors and members of management are not in attendance. Since the beginning of the Company’s most recently completed financial year, the independent directors have held four such meetings.

James L. Harris, ICD.D, an independent director, serves as non- executive Chairman of the Board, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities. The Board has developed a written position description for the Chairman in order to delineate the Chairman’s role and responsibilities. The Chairman of the Board is primarily responsible for leading the Board in the performance of its duties and ensuring the Board’s agenda will enable it to successfully carry out its duties. As Chairman, Mr. Harris also serves as an "ex officio" member of each Board committee. More specifically, the Chairman of the Board is responsible for:

(a)	monitoring and reporting to the Board regarding the effectiveness of the Board, as well as individual members, in discharging its and their responsibilities;

(b)	in consultation with the President and CEO and, where appropriate, with other Board members, determining Board and shareholder calendars and agendas;

(c)	leading the Board's periodic assessment of the job done by the CEO and his management team;

(d)	taking the lead in the Company’s adherence to the highest standards of corporate governance;

(e)	facilitating an open flow of information between management and the Board; and

(f)	presiding at meetings of the Board and the shareholders.

Board Mandate

The Board has adopted a written mandate, which is attached hereto as Appendix 1.

Position Description for CEO

The Board has adopted a written position description for the CEO, which sets out his specific duties and responsibilities. Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day to day operation of the business of the Company and has primary accountability for the profitability and growth of the Company.

Orientation and Continuing Education

Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.

The Corporate Governance and Nominating Committee is responsible for encouraging and facilitating continuing education programs for all directors. The Corporate Governance and Nominating Committee will also ensure that each director understands the role of the Board, its committees and its directors, and the basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and consultants, a copy of which may be obtained on SEDAR at www.sedar.com.

The Corporate Governance and Nominating Committee is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, ensuring that management has established a system to enforce the Code and reviewing management’s monitoring of the Company’s compliance with the Code.

Under the Code, members of the Board are required to disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee on which they serve. Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with the Company.

Directors are also required to comply with the relevant provisions of the Business Corporations Act regarding conflicts of interest.

The Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has adopted a written Corporate Disclosure and Trading Policy to ensure that the Company and its directors, officers, employees and consultants satisfy the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

Standing Committees

The Board has four standing committees, namely the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Technical Committee. Their mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. The Audit Committee is composed of Mark H. Bailey, Michael Howard and Peter G. Meredith (chair), all of whom are independent (as defined in NI 52-110, Section 10A-3 of the United States Securities Exchange Act of 1934, as amended and NYSE Amex Company Guide Section 803(B)(2)) and financially literate as such terms are defined in NI 52-110 and NYSE Amex Company Guide Section 803(B)(2).

The Board has adopted a written position description for the chair of the Audit Committee. The chair is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The chair’s duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from the Company or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

The Company’s annual information form for its financial year ended December 31, 2009 dated March 31, 2010 (the “AIF”), and the Company’s annual report on Form 40-F for its fiscal year ended December 31, 2009 filed with the United States Securities and Exchange Commission on EDGAR, contains additional disclosure regarding the Audit Committee. Please refer to the section of the AIF entitled “Standing Committees of the Board” on Page 48 and the section of the Form 40-F entitled “Audit Committee” for further information.

Compensation Committee

The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company.

The Compensation Committee is responsible for evaluating the CEO’s performance and setting the CEO’s compensation level based on that performance. The Compensation Committee is also responsible for reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors and making recommendations to the Board in that regard, making recommendations to the Board with respect to the Company’s incentive compensation and equity-based plans and determining the recipients of, and nature and size of share compensation awards, bonuses and inducement grants.

The Compensation Committee is composed of Michael Howard (chair), Mark Bailey and Peter G. Meredith, all of whom are independent directors.

The Board has adopted a written Compensation Committee Charter, which permits the Compensation Committee to form and delegate authority to subcommittees when appropriate, and which requires the Compensation Committee to meet not less frequently than two time per year. The CEO may not be present during the Compensation Committee’s voting or deliberations.

While the Compensation Committee has the authority to retain compensation consultants to advise the committee, no such consultants were retained since the beginning of the Company’s most recently completed financial year.

The Board has adopted a written position description for the chair of the Compensation Committee. The chair is generally responsible for overseeing the Compensation Committee in its responsibilities. The chair’s duties and responsibilities include presiding at each meeting of the Compensation Committee, leading the Compensation Committee in discharging its tasks and reporting to the Board on the activities of the Compensation Committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of Michael Howard, James L. Harris (chair) and Peter G. Meredith, all of whom are independent directors.

The primary objective of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its oversight responsibilities by: (a) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance guidelines; (b) reviewing the performance of the Board, Board members, Board committees and management; and (c) identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment. Pursuant to the written Corporate Governance and Nominating Committee Charter, all members must have a working familiarity with corporate governance practices. The Corporate Governance and Nominating Committee may form and delegate authority to subcommittees when appropriate, and must meet not less frequently than two times per year.

The Board has adopted a written position description for the chair of the Corporate Governance and Nominating Committee. The chair is generally responsible for overseeing the Corporate Governance and Nominating Committee in its responsibilities. The chair’s duties and responsibilities include ensuring the independence of the Board in the discharge of its responsibilities, presiding at each meeting of the Corporate Governance and Nominating Committee, leading it in discharging its tasks and reporting to the Board on its activities.

Nomination of Directors

The Corporate Governance and Nominating Committee examines the size and composition of the Board and recommends adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making. It also identifies and assesses the necessary and desirable competencies and characteristics for Board membership and regularly assesses the extent to which those competencies and characteristics are represented on the Board. The Corporate Governance and Nominating Committee identifies individuals qualified to become members of the Board, actively seeks out such individuals when there is a vacancy or when so directed by the Board, and makes recommendations to the Board for the appointment or election of director nominees and for membership on other committees of the Board.

Assessments

The Corporate Governance and Nominating Committee regularly reviews the time required from non-executive directors to perform their functions and assesses whether they are satisfying those time requirements. It receives comments from all directors as to the Board’s performance, is responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable. It is required to report annually to the Board on such assessments.

Technical Committee

The Technical Committee consists of Mark H. Bailey (chair), Lindsay Bottomer and Gregory G. Crowe, each of whom is a professional geologist. Neither Mr. Crowe, the President and CEO of the Company, nor Mr. Bottomer, the Vice President, Business Development of the Company, is an independent director.

The primary objective of the Technical Committee is to review and make recommendations to the Board regarding the approval of budgets, exploration programs and other activities related to the Company’s mining properties. The Board has adopted a Technical Committee Charter, which provides that the Technical Committee must have at least three members, at least one of whom is independent, and all of whom are engineers or geoscientists, or otherwise have sufficient expertise to comprehend and evaluate technical issues associated with the Company’s mining properties. The Technical Committee must meet at least two times per year.

The Board has adopted a written position description for the chair of the Technical Committee, who should be independent. The chair is generally responsible for overseeing the Technical Committee in its responsibilities. The chair’s duties and responsibilities include presiding at each meeting of the Technical Committee, leading the Technical Committee in discharging its tasks and reporting to the Board on the activities of the Technical Committee.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendments to Stock Option Plan

The Company has an “evergreen” incentive stock option plan dated May 18, 2006, as amended (the “Plan”). The Plan provides for a fixed maximum (the “Fixed Maximum”) of 12,200,000 common shares (12.46% of the Company’s current outstanding capital) which may be reserved for issuance. The Plan automatically makes exercised options available for subsequent grants under the Plan and provides for the reservation and issuance of additional common shares pursuant to such options. The Plan needs to be reconfirmed by disinterested shareholders every three years in accordance with TSX requirements, failing which no further options may be awarded under the Plan. Shareholders must reconfirm the Plan by May 21, 2011.

As at the date of this Information Circular, options to purchase 10,056,500 common shares (10.3% of the Company’s current outstanding capital) are outstanding and 2,143,500 common shares (2% of the Company’s current outstanding capital) are available for future option awards under the Plan. 3,886,152 common shares (4% of the Company’s current outstanding capital) have been issued upon the exercise of options since shareholders confirmed the Plan on May 21, 2008.

Management is recommending that the Plan be further amended to replace the Fixed Maximum with a fixed percentage restriction, such that the maximum aggregate number of common shares issuable pursuant to options awarded under the Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding common shares from time to time (a maximum of 9,793,399 common shares as of the date of this Information Circular). The proposed amendment will result in the Plan becoming a “rolling” plan: as the number of issued and outstanding common shares increases, the Company may increase the number of shares reserved for issuance, upon application to the TSX. The Plan will continue to provide that exercised options will be available for subsequent grants and for the reservation and issuance of additional common shares pursuant to such options. Certain restrictions in the Plan, including the requirement for the Plan to be reconfirmed by shareholders every three years, will also continue to apply.

Adoption of the 10% restriction will in no way affect options that are outstanding on the Meeting date (the “Existing Options”), notwithstanding that the aggregate number of common shares issuable pursuant to such Existing Options may exceed 10% of the issued and outstanding common shares. For greater certainty, if the 10% restriction is adopted, no new options may be granted, and no exercised options will be available for subsequent grants, in excess of the 10% limit.

In addition, management is recommending that the Plan be amended to provide that if the expiry date of an option falls during, or within 10 days of the end of a trading black out period that has been voluntarily imposed by the Company, then notwithstanding anything else contained in the Plan, any vested portion or portions of the option then held by the option holder will be exercisable at any time up to but not after the date which is 10 days after the end of the trading black out period.

The Board believes that the proposed amendments to the Plan are necessary and in the best interests of the Company and its shareholders in order for the Company to continue to attract and retain capable and experienced directors, officers, employees and other service providers. In order to attract and retain such personnel and to align their interests with those of the Company’s shareholders, the Company needs to be in a position to offer options to acquire common shares without the necessity of obtaining shareholder approval for each increase in the number of options issued.

Directors have approved the amendments to the Plan, subject to acceptance by the TSX and disinterested shareholder approval. No other material terms or conditions of the Plan have been amended. A copy of the Plan, as amended, will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Plan, as amended, from the Company prior to the Meeting.

The current “evergreen” Plan was approved by shareholders at the Annual General Meeting held on May 21, 2008, at which time shareholders passed a resolution authorizing and approving unallocated options under the Plan until May 21, 2011. If the proposed amendments to the Plan are not approved, the Plan will continue in its current form and unallocated options may be granted until May 21, 2011, at which time the Plan will need to be reconfirmed.

Summary

The following is a summary of the principal terms of the Plan, including the proposed amendments.

The maximum aggregate number of common shares issuable pursuant to options granted under the Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding common shares from time to time. The Company shall, at all times while the Plan is in effect, reserve a sufficient number of common shares to satisfy the requirements of the Plan. The Plan also provides that exercised options will automatically be available for subsequent grants and for the reservation and issuance of additional common shares pursuant to such options. Accordingly, the Plan constitutes both a “rolling” plan and an “evergreen” plan, and must be reconfirmed by the Company’s directors and disinterested shareholders every three years in accordance with the policies of the TSX. The 10% restriction will in no way affect Existing Options, notwithstanding that the aggregate number of common shares issuable pursuant to such Existing Options may exceed 10% of the issued and outstanding common shares. However, no new options may be granted, no exercised options will be available for subsequent grants, in excess of the 10% limit.

The Plan provides that stock options may be granted to directors, officers, employees and Consultants (as defined in National Instrument 45-106) of the Company and any of its affiliates, and to consultant companies.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company.

The exercise price of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the market value of the Company’s common shares as of the date of the award of the option (the “Award Date”). The market value of the Company’s shares for a particular Award Date is the closing trading price of the Company’s shares on the last trading day immediately preceding the Award Date. Notwithstanding the foregoing, in no case will the market value be less than the minimum prescribed by the TSX as would apply to the Award Date in question.

The expiry date of each option is fixed by the Board at the time the option is awarded. No option may have a term of greater than ten years unless the expiry date falls during a voluntary trading black out period and is extended as provided below. Typically, the Board awards options with five-year terms. Unless otherwise provided in the option certificate, in the event an option holder ceases to be a director, officer, employee or consultant of the Company other than by reason of death, or other than as a result of an employee or consultant delivering insufficient notice of resignation, his vested options will expire on the earlier of the expiry date fixed by the Board (the “Fixed Expiry Date”) and the 90th day following termination of his relationship with the Company. In the case of an employee or consultant that has delivered insufficient notice of resignation, his vested options will expire on the earlier of the Fixed Expiry Date and the seventh day following termination of his relationship with the Company. Vested options will expire immediately in the event a relationship with a director, officer, employee or agent is terminated for cause. In the event of the death of an option holder, his vested options will expire six months after the date of death, or on the Fixed Expiry Date, whichever is earlier. Unvested options will expire immediately upon the termination of the option holder’s relationship with the Company. If the expiry date of an option falls during, or within 10 days of the end of a trading black out period that has been voluntarily imposed by the Company, then notwithstanding anything else contained in the Plan, any vested portion or portions of the option then held by the option holder will be exercisable at any time up to but not after the date which is 10 days after the end of the trading black out period.

Rather than exercise an option in the normal course, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The Board may attach other terms and conditions to the award of a particular option, including a provision that a portion or portions of the option will vest after certain periods of time or upon the occurrence of certain events.

An option may not be assigned or transferred, except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity. The Company will not provide financial assistance to option holders to assist them in exercising their options.

The Board may from time to time, by the approval of a majority of the directors, make any amendments or changes to the Plan, fundamental or otherwise, that the Board sees fit in its sole discretion including, the following fundamental changes:

(a)	any change to the Eligible Persons which would have the potential of broadening or increasing insider participation;

(b)	the addition of any form of financial assistance;

(c)	any amendment to a financial assistance provision which is more favourable to Eligible Persons;

(d)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and

(e)	the addition of a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company.

No shareholder approval shall be required to make any amendments or changes to the Plan, fundamental or otherwise, other than an increase in the Plan ceiling (which does not include making exercised options available for subsequent grants provided the maximum percentage is not increased), unless specifically required by the TSX. The Board may also from time to time retrospectively amend the Plan and the terms and conditions of any option awarded thereunder, subject to the approval of the TSX, the option holder and, to the extent required by the TSX, the Company’s shareholders.

Shareholder Approval

The TSX requires the Company to obtain shareholder approval of the amendments to the Plan. Insiders of the Company entitled to receive a benefit under the Plan are not eligible to vote their securities in respect of the approval. For the purposes of this Information Circular, the term “insider” has the same meaning as found in the Securities Act (Ontario) and includes associates and affiliates of the insider. The Company is asking disinterested shareholders to vote affirmatively on the following resolutions to approve the amendments described above:

“RESOLVED THAT:

1.

the maximum aggregate number of common shares issuable pursuant to stock options awarded under the Company’s Stock Option Plan dated May 18, 2006, as amended (the “Plan”) and outstanding from time to time be that number which represents 10% of the issued and outstanding common shares from time to time, and the Plan be amended accordingly;

2.	the 10% restriction shall not affect stock options that are outstanding on the Meeting date;

3.

the Plan be amended to provide that if the expiry date of an option falls during, or within 10 days of the end of a trading black out period that has been voluntarily imposed by the Company, then notwithstanding anything else contained in the Plan, any vested portion or portions of the option then held by the option holder will be exercisable at any time up to but not after the date which is 10 days after the end of the trading black out period;

4.	the board of directors be authorized to reserve common shares and award options under and subject to the terms and conditions of the Plan; and

5.

any one or more of the directors or senior officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.”

To the best of the Company’s knowledge, insiders entitled to receive a benefit under the Plan own a total of 2,703,668 common shares which represents 2.8% of the Company’s current outstanding capital as of the record date. Therefore, the total number of common shares held by “disinterested shareholders” is 95,230,325 common shares.

APPOINTMENT OF AUDITOR

Shareholders will be asked to approve the re-appointment of Davidson & Company LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on July 31, 1997.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors. For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR and EDGAR websites at www.sedar.com and www.sec.gov under “Entrée Gold Inc.”

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company’s financial statements and MD&A by contacting Mona M. Forster at 604.687.4777.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual and Special Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Company’s Board.

ON BEHALF OF THE BOARD

“Gregory G. Crowe”
Gregory G. Crowe
President and CEO

APPENDIX 1

MANDATE OF THE BOARD OF DIRECTORS

As Adopted by the Board of Directors on April 15, 2008

and amended by resolution on December 21, 2009.

I.	ROLE AND RESPONSIBILITIES

1.

The Board of Directors (the “Board”) is responsible for the stewardship of Entrée Gold Inc. (the “Company”). This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.

The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings on at least a quarterly basis.

4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

7.

The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company’s communication policies, which:

(a) address how the Company interacts with analysts, investors, other key stakeholders and the public;

(b) contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

	(c)	are reviewed at least annually.

9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.

10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.

11.

The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

	(a)	act honestly and in good faith with a view to the best interests of the Company;

	(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

	(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(i)

disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)

such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

	(d)	demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

12.

The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.

The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:

	(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

	(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

	(c)	issue securities, except as authorized by the directors;

	(d)	issue shares of a series, except as authorized by the directors;

	(e)	declare dividends;

	(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)

pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

	(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

	(i)	approve financial statements to be put before an annual meeting of shareholders; and

	(j)	adopt, amend or repeal bylaws.

14.

The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:

(a)

the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)

the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:

		(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

		(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

		(iii)	develop and implement orientation procedures for new directors;

		(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

		(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

		(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(c)

the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules. The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(ii)	review the adequacy and form of compensation of directors and senior management;

(iii)	establish a plan of succession;

(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(v)	make recommendations to the Board.

(d)

the Technical Committee, which is comprised of at least three directors, one of whom is “unrelated” and “independent” under applicable securities laws and stock exchange rules. All of the members of the Committee must be an engineer or geoscientist, or otherwise have sufficient expertise to comprehend and evaluate the technical issues associated with the Company’s mining properties. The mandate of the Technical Committee is to review and make recommendations to the Board relating to the approval of budgets, exploration programs and other activities related to the Company’s mining properties.

II.	COMPOSITION

1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.

The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.

If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:

	(a)	knowledge of the mining industry;

	(b)	knowledge of current corporate governance standards;

	(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and

	(d)	financial and accounting expertise.

III.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.

If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

4.

An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

6.	The Board shall institute procedures for receiving shareholder feedback.

7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

8.	The non-management directors shall meet at least twice yearly without any member of management being present.

9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

	(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

	(b)	the approval of the annual budget;

	(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

	(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

	(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

	(f)	the creation of subsidiaries;

	(g)	the creation of new Company bank accounts;

	(h)	payment of dividends;

	(i)	proxy solicitation material;

	(j)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

	(k)	any material change to the business of the Company;

(l)	the appointment of members on any committee of the Board;

(m)	capital expenditures in excess of CAD$250,000 outside of the annual budget;

(n)	entering into any professional engagements where the fee is likely to exceed CAD$250,000 outside of the annual budget.

(o)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$250,000 outside the annual budget;

(p)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;

(q)	the appointment or discharge of any senior officer of the Company;

(r)	entering into employment contracts with any senior officers; and

(s)	initiating or defending any law suits or other legal actions.

10.

The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

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